United States securities and exchange commission logo





                            March 1, 2022

       Victoria Grace
       Chief Executive Officer
       Pivotal Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Centre
       Dubai, United Arab Emirates

                                                        Re: Pivotal Holdings
Corp
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-4
                                                            Filed February 1,
2022
                                                            File No. 333-259800

       Dear Ms. Grace:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-4

       "The Sponsor, SPAC's directors, officers or advisors or any of their respective affiliates . . .", page 73

   1. We note your amended disclosure that "Sponsor, SPAC's officers, directors and advisors and their respective
affiliates may identify shareholders with whom Sponsor, SPAC's officers, directors,
advisors or any of their respective affiliates may pursue privately negotiated transactions
by either the shareholders contacting SPAC directly or by SPAC's receipt of redemption
requests submitted by shareholders following SPAC's mailing of proxy materials in
connection with the Business Combination." Please tell us how these
 Victoria Grace
Pivotal Holdings Corp
March 1, 2022
Page 2
         transactions comply with Rule 14e-5 of the Exchange Act.
Background of the Business Combination , page 109

2. Please revise your disclosure to clarify whether any compensation was paid to your financial advisors in connection with the PIPE Financing. In this regard, we note your amended disclosure on page 117 that "No fees are expected to be paid to Barclays and
         Guggenheim Securities in connection with their roles as Placement Agents in the Initial
         PIPE Financing." However, your disclosure on page E-5 states that "As part of our current engagement by GMBT, Guggenheim Securities has acted as a placement agent on the PIPE Financing, for which services Guggenheim Securities expects to receive compensation in addition to the compensation agreed with GMBT in respect of our engagement as financial advisor in connection with the proposed business combination transaction." Please also explain the compensation received by Barclays in connection with its role as a placement agent in the PIPE Financing. In this regard, it appears from
         Section 4.22 and 5.11 of your business combination agreement that Barclays and
         Guggenheim will receive broker, finder's, or other fees in connection with the
         Transactions.
3. Please amend your disclosure in the background of the business combination to discuss the amendment to the business combination that was executed on January 31, 2022. Your discussion should include the reasons for this amendment and any negotiations of the parties to the merger agreement related to the amendment.
Key Business and Non-IFRS Measures, page 222

4. We are still considering your response to comments 10 and 11 and may have additional comments.
SPAC Shareholder Support Agreements, page 287

5. We note your disclosure throughout the filing that the Key SPAC Shareholders delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote the 3,860,177 SPAC Class A Ordinary
       Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the
       Transactions and not to redeem such SPAC shares. Please amend your disclosure to
FirstName LastNameVictoria Grace
       describe the material terms of the agreement, including the compensation, if any, the Key
Comapany
       SPACNamePivotal   Holdings
              Shareholders          Corpin return for their agreement to vote
in favor of the
                            will receive
March business   combination
       1, 2022 Page  2        and not to redeem their shares.
FirstName LastName
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany
March      NamePivotal Holdings Corp
       1, 2022
March3 1, 2022 Page 3
Page
FirstName LastName
       You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at
(202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer L pez Molina at (202) 551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services